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EXHIBIT 12

TRIBUNE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Fiscal Year Ended December
	2002	2001	2000	1999	1998
Income from continuing operations, before cumulative effect of accounting change(1)	$608,579	$111,136	$310,401	$1,449,962	$389,197
Add:
Income tax expense	331,376	157,815	270,351	933,981	272,660
Losses on equity investments	40,875	60,813	79,374	40,083	33,980
Distributed income from equity investees	12,567	21,784	9,693	—	—
Minority interest expense, net of tax	—	—	16,335	—	—

Subtotal	993,397	351,548	686,154	2,424,026	695,837

Fixed charge adjustments
Add:
Interest expense	213,309	254,521	240,708	113,031	88,451
Amortization of capitalized interest	3,269	2,989	4,012	2,065	2,068
Interest component of rental expense(2)	22,503	22,853	18,620	9,312	8,871

Earnings, as adjusted	$1,232,478	$631,911	$949,494	$2,548,434	$795,227

Fixed charges:
Interest expense	$213,309	$254,521	$240,708	$113,031	$88,451
Interest capitalized	2,383	3,184	1,950	1,117	1,897
Interest component of rental expense(2)	22,503	22,853	18,620	9,312	8,871
Interest related to guaranteed ESOP debt(3)	5,565	8,191	10,718	13,146	15,578

Total fixed charges	$243,760	$288,749	$271,996	$136,606	$114,797

Ratio of earnings to fixed charges(1)	5.1	2.2	3.5	18.7	6.9

(1)
Income from continuing operations, before cumulative effect of accounting change, included an after-tax non-operating net loss of $9.3 million and after-tax restructuring charges of $16.7 million in 2002, an after-tax non-operating net loss of $45.7 million and after-tax restructuring charges of $92.6 million in 2001, an after-tax non-operating net loss of $91.3 million in 2000, and after-tax non-operating net gains of $1,067.6 million in 1999 and $63.5 million in 1998. Excluding these non-operating items and the restructuring charges, the ratio of earnings to fixed charges was 5.4 in 2002, 3.0 in 2001, 4.0 in 2000, 5.8 in 1999, and 5.9 in 1998. See Notes 2 and 3 to the Company's consolidated financial statements and the Eleven Year Financial Summary in Item 8 for further discussion of these restructuring charges and non-operating items.

(2)
Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company.

(3)
Tribune Company guarantees the debt of its Employee Stock Ownership Plan ("ESOP").

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  EXHIBIT 12
TRIBUNE COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (In thousands, except ratios)